American Realty Funds Corporation
501 S. Euclid Avenue
Bay City, Michigan 48706
800-613-3250

January 10, 2011

Ms. Sandra Hunter

Mr. Eric McPhee
Mr. Dan Gordon

Mr. Tom Kluck
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

American Realty Funds Corporation

Amendment No. 1 to Registration Statement on Form S-11

Dear Ms. Hunter and Messrs. McPhee, Gordon and Kluck:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on Thursday, December 30, 2010. The Company has filed Amendment No 1. to the registration statement originally filed on December 1, 2010 on Form S-11 to reflect each of the responses.

General

1.

Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Response: We do not plan to include any graphics, maps, photographs, artwork or logos in the prospectus.

2.

Please significantly revise your registration statement to include the disclosure required by each item of Form S-11. For example, the company should include the following item requirements of Form S-11:

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Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges;

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Item 12. Policy with Respect to Certain Activities

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Item 13. Investment Policies of Registrant

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Item 14. Description of Real Estate

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Item 15. Operating Data

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Item 24. Selection, Management and Custody of Registrant’s Investments

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Item 25. Policies with Respect to Transactions

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Item 26. Limitations of Liability

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Item 30. Quantitative and Qualitative Disclosure about Market Risk, and

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Item 32. Sales to Special Parties

Response: We have revised the registration statement to disclose each of the required items.

Prospectus Cover Page

3.

Please highlight your cross reference to the risk factors section by prominent type or in another matter and include the page number where the risk factors section appears in the prospectus. See Item 501(b)(5) of Regulation S-K.

Response: We have made the requested changes.

Table of Contents

4.

We note that several of the page numbers listed in your Table of Contents do not correspond with the page numbers of the relevant sections in the document. For example purposes only, we note that the Management’s Discussion and Analysis of Financial Condition begins on page 38, not 40. Please revise.

Response: We have revised the page numbers.

Prospectus Summary, page 1

5.

We note that you have entered into land contracts for the sale of two properties. Please revise to define the term land contract and provide specific details of the mechanics of a land contract in Michigan. Your disclosure should include, but not be limited to, the following information:

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Who holds the title to the property after purchase, or whether it is proportionately held

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What actions would constitute a default and what would happen in case of a default

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Whether there is a foreclosure process in case of default

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Whether or not all costs of the property, including taxes, insurance and maintenance become the legal responsibility of the purchaser

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Whether or not the purchaser would  have the ability to res-sell the property and participate in any gains

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Whether or not there are any negative consequences to a purchaser for subsequent default other than loss of the property

Response:  We have added additional disclosure in the Prospectus Summary and Description of Business sections.

Risk Factors, page 4

“We have never generated a profit…” page 5

6.

Please revise this risk factor to disclose that you have incurred a net loss of $593,387 since your inception

Response: We have revised the risk factor.

Market for Shares and Related Stockholder Matters, page 24

7.

Please set forth the approximate number of holders of your common stock as of the latest practicable date. Please refer to Item 201(b) of Regulation S-K

Response: We have 55 holders of our common stock and have added this disclosure.

Management, page 27

8.

For each officer and director, please describe his or her business experience during the past five years. Please also provide the time periods for each of the positions listed.

Response: We have updated the disclosure.

9.

Please provide the principal occupations of both Mr. Wilson and Mr. Kazee at Wilson and Kazee Diversified Financial Group, LLC

Response: We have updated the disclosure.

Director Independence, page 28

10.

 We note you indicate you believe three of your board members are independent directors. Please refer to Item 407(a) of Regulation S-K and disclose which definition of independence you used in making this determination.

Response: We have updated the disclosure.

Committees of the Board of Directors, page 29

11.

We note that you do not have a separately designated audit, nominating or compensation committee. Please disclose any plans you have to form these separately designated committees, or in the alternative, state that you have no such plans.

Response: We have updated the disclosure.

Certain Relationships and Related Party Transactions, page 31

12.

We note you indicate that you entered into an agreement with an entity controlled by Mr. Wilson and Mr. Kazee on August 16, 2010. Please revise to identify this entity.

Response: We have updated the disclosure.

13.

We note you indicate on page 32 that on February 22, 12010, Mrs. Bosquet was issued 1,040,000 common shares. Please explain. Please also disclose the approximate dollar value of this transaction.

Response: We have updated the disclosure.

14.

We note you indicate that Mr. Wilson and Mr. Kazee were issued 3,600,000 shares each on February 22, 2010. Please disclose the approximate dollar value of each of these transactions.

Response: We have updated the disclosure.

Customers, page 34

15.

Please revise to include about the credit quality of your purchasers, and your process for determining whether purchasers are qualified to enter into installment contracts.

Response: We have added disclosure.

Properties, page 35

16.

We note you indicate on page 39 that you plan to continue the acquisition, renovation and resale of residential real estate as long as you have sufficient capital. Within this section, please disclose whether you have identified any specific properties for acquisition or lease, as well as the location of any such properties. Please refer to Item 14 of Form S-11.

Response: We have modified the disclosure.

17.

Please revise to include a statement as to whether, in the opinion of management, your properties are adequately covered by insurance. Please refer to Instruction 3 to Item 14 of Form S-11

Response: We have added disclosure and the related risk factor on page 12.

Properties Subject to a Land Contract Agreement, page 36

18.

You disclose that each of the land contracts are cross collateralized against promissory notes issued by an entity controlled by Michael Kazee. Please provide additional details about these promissory notes, how they are related to the land contracts, and clarify who is the borrower under these notes.

Response: We have added disclosure.

Executive Compensation, page 37

19.

We note from your disclosure on page 32 that on February 22, 2010, Mr. Wilson and Mr. Kazee were each issued 3,600,000 shares of restricted common stock in connection with organizing the Company. Please include these payments in your Summary Compensation Table, as well as in your narrative discussion, or tell us why it is not appropriate.

Response: We have added disclosure.

Management’s Discussion and Analysis of Financial Condition, page 38

Results of Operations, page 39

20.

We note you indicate your net loss of $593,387 is primarily attributable to $569,898. Please clarify.

Response: We have updated the disclosure.

Liquidity and Capital Resources, page 39

21.

Please disclose whether you are able to sustain your current level of operations for the next 12 months with your current funding.

Response: We have added additional the disclosure.

22.

We note you indicate on page 39 that you are planning to raise additional capital. Please revise your disclosure to be more specific about the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose whether you have identified any potential lenders.

Response: We have added additional the disclosure.

Disclosure of Commission Position on Indemnification….page 40

23.

Please describe the indemnification provisions relating to directors, officers and controlling persons of the Company against liability arising under the Securities Act in your prospectus. Please refer to Item 510 of Regulation S-K

Response: We have added additional the disclosure.

Financial Statements as of June 30, 2010

Note 3: Summary of Significant Accounting Policies, page F-8

24.

Please tell us how purchase of real estate will be classified on your Balance Sheets and Statements of Cash Flows.

Response: Pre-renovated residential properties acquisitions, materials, other direct costs, interests and other indirect costs related to acquisition and renovation of the real estate properties are capitalized. Indirect costs of renovating several real estate properties are allocated to individual real estate based on their relative sales value. The classification on the Balance Sheet will be Inventory- Residential Properties. On the Cash Flow Statement purchases of real estate would be classified as a change in assets in operating activities.

Revenue Recognition, F-8

25.

Please disclose your revenue recognition policies for any types of revenue you anticipate generating. When discussing sales of properties under land contracts please also address how your revenue recognition would be impacted by a future default by the purchaser.

Response: Sales of the Company’s real estate property will occur through the use of a sales contract where revenues from renovated real estate property sales will be recognized upon closing of the sale.  In accordance with FASB ASC 360-20, the Company will use the accrual method and recognize revenue on the sale of its renovated properties when the earnings process is complete and the collectability of the sales price and additional proceeds is reasonably assured, which is typically when the sale of the property closes.

The Company anticipates selling most of its real estate properties through Land Contracts where the Company conveys to the purchaser real estate by a warranty deed if the purchaser pays a down payment on the delivery of the contract and pays the remaining sales amount over 30 years at a specified interest rate. During the time when payments are made, the purchaser has use of the real estate.  In the event of a default by the purchaser, the Company may void the contract and the property and all the payments made under the contract would be forfeited to the Company as rental for the use of the real estate and the Company may declare all amounts remaining unpaid under the contract due and payable.  In accordance with FASB ASC 360-20, the Company will account for these Land Contract sales under the deposit method as the Company does not transfer to the purchaser all the risk and rewards of ownership of the real estate upon the sale of the property.  For a sale under the deposit method, the Company will not initially record a profit on the sale, will not record a notes receivable, will continue carry the property as an asset on it financial statements, and will recognize the down payment and subsequent monthly payments as a Deposit liability. The Company will recognize profit on these land contracts once all the criteria under the accrual method are met.

Financial Statements as of September 30, 2010

26.

Please revise your Statements of Cash Flows so that the ending cash balance agrees to the ending cash balances on your Balance Sheets. Additionally, revise to ensure that specific cash flows which are included in your Statements of Cash Flows for the period ended September 30, 2010 and June 30, 2010, such as advances to and from shareholders, are accounted for consistently across periods.

Response: We have made the requested revision.

Signatures, page II-5

27.

Please refer to Instruction 2 to the Signatures section of Form S-11 and indicate each capacity in which each person signs the registration statement. For example purposes only, we note that Mr. Wilson is also Chairman of the Board of Directors.

Response: We have added additional the disclosure.

28.

Within this section, please identify your principal accounting officer or controller.

Response: We have added additional the disclosure.

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joel I. Wilson
Joel I. Wilson
Chief Executive Officer